                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K



(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from _____ to _____

Commission File Number 1-8323



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         CIGNA Corporation
         Savings and Investment Plus Plan
         Two Liberty Place, 17th Floor
         1601 Chestnut Street
         P.O. Box 7716
         Philadelphia, PA  19192-2172

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         CIGNA Corporation
         One Liberty Place
         1650 Market Street
         Philadelphia, PA  19192-1550

                              Required Information

Financial statements and schedules for CIGNA Corporation's Savings and Investment Plus Plan, prepared in accordance with the financial reporting requirements of ERISA, appear on pages 11-K-3 through 11-K-18 of this Annual Report on Form 11-K.


                                     11-K-2

                             SAVINGS AND INVESTMENT PLUS
                                        PLAN

                              FINANCIAL STATEMENTS AND
                               SUPPLEMENTAL SCHEDULES

                             DECEMBER 31, 1996 AND 1995

                                       11-K-3

                        SAVINGS AND INVESTMENT PLUS PLAN

                                TABLE OF CONTENTS


                                                                            Page

Report of Independent Accountants                                             1

Financial Statements
     Statements of Net Assets Available for Benefits                          2
     Statements of Changes in Net Assets Available for Benefits               3
     Notes to Financial Statements                                            4

Supplemental Schedules
     Schedule of Assets Held for Investment Purposes                         12
     Schedule of Reportable Transactions                                     13
     Schedule of Loans in Default                                            14



                                       11-K-4

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors of CIGNA Corporation and the Participants and Administrator of the Savings and Investment Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plus Plan (the Plan) at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are not required as part of the basic financial statements but represent additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Price Waterhouse LLP
Philadelphia, Pennsylvania
June 18, 1997


                                       11-K-5

                        SAVINGS AND INVESTMENT PLUS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 As of
                                                              December 31,
                                                           1996          1995
                                                        ----------    ----------
                                                             (In thousands)
ASSETS

Investments, at fair value

    Fixed Income Fund                                   $  891,281    $  902,168

    Fidelity Advisor Growth Opportunities Fund             227,302       188,393

    CIGNA Stock Fund                                       113,215        81,392

    Stock Market Index Fund                                 84,101        49,315

    International Equity Fund                               30,114        19,147

    INVESCO Total Return Fund                               22,967        16,140

    Founders Growth Fund                                    13,362            --

    Warburg Pincus Advisor Emerging Growth Fund              9,235            --

    INVESCO Industrial Income Fund                           8,666        14,173

    Participant Loans                                       45,221        41,450
                                                        ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $1,445,464    $1,312,178
                                                        ==========    ==========

   The Notes to Financial Statements are an integral part of these statements.


                                      - 2 -                       11-K-6

                        SAVINGS AND INVESTMENT PLUS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                       For the Years Ended
                                                           December 31,
                                                       1996            1995
                                                    -----------     -----------
                                                          (In thousands)
Investment income

    Interest and dividends                          $    64,426     $    65,316

    Net increase in fair value of CIGNA stock            27,248          31,253

    Net investment gain from separate accounts           54,882          57,431
                                                    -----------     -----------

       Total investment income                          146,556         154,000
                                                    -----------     -----------

Contributions

    Employees' contributions                             71,741          74,836

    Employer's contributions                             28,882          30,428

    Rollover contributions                                4,461           6,497
                                                    -----------     -----------

        Total contributions                             105,084         111,761
                                                    -----------     -----------

Benefits Paid                                           (77,382)        (68,113)
                                                    -----------     -----------

Transfers to other plans                                (40,972)             --
                                                    -----------     -----------

NET INCREASE                                            133,286         197,648

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                 1,312,178       1,114,530
                                                    -----------     -----------

    End of year                                     $ 1,445,464     $ 1,312,178
                                                    ===========     ===========

   The Notes to Financial Statements are an integral part of these statements.


                                      - 3 -                       11-K-7

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

Generally, all domestic employees of CIGNA Corporation (CIGNA) and its participating subsidiaries who have completed at least one year of service are eligible to participate in the Savings and Investment Plus Plan (SIP or the Plan), a defined contribution plan. The following description of the Plan provides general information only. A more complete explanation of the features and benefits available under the Plan is contained in the SIP Summary Plan Description and Prospectus.

Contributions

The Plan permits tax-deferred contributions to a maximum of 16% of a participant's eligible earnings. Eligible earnings were limited to $150,000 in both 1996 and 1995. Tax-deferred contributions are accomplished by means of an employee's election, pursuant to Section 401(k) of the Internal Revenue Code, to have an amount withheld by the employer from the employee's compensation, and for the employer to remit to the employee's plan account an amount equal to such withholding. Tax-deferred contributions are also referred to herein as "employee contributions." Under the Internal Revenue Code, tax-deferred contributions were limited to $9,500 and $9,240 in 1996 and 1995, respectively. To comply with anti-discrimination provisions, tax-deferred contributions for highly compensated employees were limited to 6.0% of eligible earnings in both 1996 and 1995. CIGNA companies made matching contributions in an amount equal to 50% of the first 6% of eligible earnings contributed by participants. These matching contributions are referred to herein as "employer contributions."

The Plan may accept rollover contributions. A rollover contribution to SIP represents a distribution a participant receives from another employer-sponsored, tax qualified, pension or profit sharing plan. Distributions from other plans are subject to certain conditions to be eligible for rollover into SIP.

Vesting

Employee contributions, including related investment earnings, are fully vested at all times. Employer contributions and related investment earnings vest 20% for each year of vesting service. Participants earn a year of vesting service if they have 1,000 hours of service during the calendar year period. Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into SIP. Employer contributions and related investment earnings are fully vested upon an employee's attainment of age 65, death or total and permanent disability. Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated. Upon termination of a participant's employment, that portion of employer contributions and related investment earnings which are not vested are forfeited. Forfeited amounts are used to reduce future employer contributions.

Loans

The Plan permits participants to borrow a portion of their account, subject to certain limitations, at


                                      - 4 -                      11-K-8

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


an annual rate of interest with a specified repayment period. The minimum amount that can be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant's vested account balance. A participant may have no more than two outstanding SIP loans. Loan terms range from 12 to 60 months, or up to 120 months if the loan is used to buy or build a participant's primary residence. Loan interest rates remain fixed during the term of the loan. The loan is secured by the participant's SIP account balance. Generally, loan repayments are made by payroll deduction. Both the interest and principal portions of every repayment are allocated to the participant account according to the investment election in effect at the time of the repayment. The interest portion of every repayment is added to the participant's SIP account balance as earnings. If a default occurs, the amount of the outstanding loan balance is treated as a distribution to the participant. The defaulting participant is subject to immediate taxation on the taxable portion of the defaulted amount, including a possible 10% penalty tax.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan, and such withdrawals may be subject to immediate taxation and a possible 10% penalty tax.

On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, monthly installments for up to 30 years, an annuity, or a combination of these forms. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in CIGNA common stock.

Transfers to Other Plans

In accordance with agreements related to the disposition of certain operations of CIGNA, the account balances of certain participants were transferred to other plans during 1996.

Investments

During 1996, the Plan added two new investment options and began to phase out one existing investment option. Plan participants may elect to invest in any combination of eight funds, and are permitted to transfer assets, subject to certain restrictions, among the funds.

Fixed Income Fund - Contributions to this investment option are invested in a group fixed annuity contract issued by Connecticut General Life Insurance Company (CGLIC), a CIGNA subsidiary. CGLIC guarantees the principal and accumulated interest of all monies deposited. An annual rate of interest is declared in advance and subject to change.

Fidelity Advisor Growth Opportunities Fund - Contributions to this investment option are invested in Separate Account 55A (SA-55A) of CGLIC. All the assets of this pooled account are invested in the Fidelity Advisor Growth Opportunities Fund, a mutual fund. The fund's objective is long-term capital growth. The fund's portfolio consists primarily of common stocks or securities convertible into common stocks.


                                      - 5 -                     11-K-9

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


CIGNA Stock Fund - Contributions to this investment option are invested in shares of CIGNA common stock. Such shares presently are purchased on the open market but may be acquired directly from CIGNA. From time to time, a portion of CIGNA Stock Fund assets may be invested in short-term investments.

Stock Market Index Fund - Contributions to this investment option are invested in Separate Account B (SA-B) of CGLIC, a pooled common stock fund. The fund's objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index.

International Equity Fund - Contributions to this investment option are invested in Separate Account I (SA-I) of CGLIC, a pooled common stock fund. The fund's objective is to invest primarily in stocks of a diversified group of non-U.S. companies that have the potential to provide superior returns.

INVESCO Total Return Fund - Contributions to this investment option are invested in Separate Account 55K (SA-55K) of CGLIC. All the assets of this pooled account are invested in the INVESCO Total Return Fund, a mutual fund. The fund's objective is to provide a high return on investment through both capital appreciation and current income. The fund's portfolio consists of equity securities (common stocks and, to a lesser extent, securities convertible into common stocks) and fixed income securities (primarily obligations of the U.S. government and government-backed agencies).

Founders Growth Fund - Contributions to this investment option began November 15, 1996, and are invested in Separate Account 55JR (SA-55JR) of CGLIC. All the assets of this pooled account are invested in the Founders Growth Fund, a mutual fund. The fund's objective is long-term capital growth. The fund's portfolio consists primarily of common stocks of well-established, high-quality, growth companies.

Warburg Pincus Advisor Emerging Growth Fund - Contributions to this investment option began November 15, 1996, and are invested in Separate Account 55G (SA-55G) of CGLIC. All the assets of this pooled account are invested in the Warburg Pincus Advisor Emerging Growth Fund, a mutual fund. The fund's objective is maximum capital appreciation. The fund's portfolio consists primarily of common stocks or warrants of small to medium-sized domestic companies with emerging or renewed growth potential.

INVESCO Industrial Income Fund - At December 31, 1996, this investment option was being phased out of the Plan. This fund was eliminated from the Plan on January 31, 1997. Contributions to this investment option were invested in Separate Account 55J (SA-55J) of CGLIC. All the assets of this pooled account are invested in the INVESCO Industrial Income Fund, a mutual fund. The fund's objective is to provide a high level of current income. Capital growth potential is a secondary goal.

Growth & Income Fund - In January 1995, the Growth & Income Fund was eliminated from SIP. The assets in this fund were invested in Separate Account 9V (SA-9V) of CGLIC, a pooled common stock fund.


                                      - 6 -                       11-K-10

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue contributions or terminate the Plan in whole or in part at any time. If contributions are discontinued or the Plan is terminated, affected participants will become fully vested. Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects and in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and its related regulations.

Plan Trustee

Mellon Bank (East) N.A., Philadelphia, Pennsylvania is the Trustee for the Plan.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with generally accepted accounting principles.

Valuation of Investments

Plan investments are reported at fair value. The fair value of the Fixed Income Fund is equivalent to its contract value. Contract value represents the aggregate amount on deposit, including accumulated interest. The fair value of CIGNA common stock is based upon quoted market price. Fair value of CGLIC's separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account. Net investment gain from separate accounts results from the increase in net unit value.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The investment results of all funds except the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by CGLIC. Brokers' commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants' accounts and have been reflected as a reduction of the Stock Fund's investment income in these financial statements. Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.


                                      - 7 -                       11-K-11

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3 - INVESTMENTS

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1996 is presented below.


                                                                       FIDELITY
                                                                        ADVISOR
                                                                        GROWTH
                                                          FIXED      OPPORTUNITIES       CIGNA         STOCK MARKET   INTERNATIONAL
           YEAR ENDED DECEMBER 31, 1996                INCOME FUND        FUND         STOCK FUND      INDEX FUND      EQUITY FUND
---------------------------------------------------    -----------     -----------     -----------     -----------     -----------
(In thousands)
Investment income
  Interest and dividends                               $    58,907     $        --     $     2,610     $        --     $        --
  Net increase in fair value of CIGNA stock                     --              --          27,248              --              --
  Net investment gain (loss) from separate accounts             --          34,381              --          13,433           1,785
                                                       -----------     -----------     -----------     -----------     -----------

      Total investment income                               58,907          34,381          29,858          13,433           1,785
                                                       -----------     -----------     -----------     -----------     -----------

Contributions
  Employees' contributions                                  34,990          17,605           6,814           5,265           2,908
  Employer's contributions                                  14,415           6,966           2,712           2,040           1,148
  Rollover contributions                                     1,358           1,189             710             564             197
                                                       -----------     -----------     -----------     -----------     -----------

      Total contributions                                   50,763          25,760          10,236           7,869           4,253
                                                       -----------     -----------     -----------     -----------     -----------

Loan principal repayments                                   11,233           3,589           1,598             952             596

Loan interest received - allocated                           1,717             563             264             151              97

Loans issued                                               (19,073)         (3,670)         (1,908)           (996)           (512)

Benefits paid                                              (55,883)         (9,158)         (5,184)         (2,611)         (1,037)

Transfers to other plans                                   (27,419)         (6,684)         (1,673)         (1,543)           (581)

Interfund transfers                                        (31,132)         (5,872)         (1,368)         17,531           6,366
                                                       -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE)                                    (10,887)         38,909          31,823          34,786          10,967

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                      902,168         188,393          81,392          49,315          19,147
                                                       -----------     -----------     -----------     -----------     -----------

    End of year                                        $   891,281     $   227,302     $   113,215     $    84,101     $    30,114
                                                       ===========     ===========     ===========     ===========     ===========


                                                                                         WARBURG
                                                                                         PINCUS
                                                         INVESCO        FOUNDERS         ADVISOR         INVESCO
                                                          TOTAL          GROWTH         EMERGING       INDUSTRIAL      PARTICIPANT
           YEAR ENDED DECEMBER 31, 1996                RETURN FUND        FUND         GROWTH FUND     INCOME FUND        LOANS
---------------------------------------------------    -----------     -----------     -----------     -----------     -----------
(In thousands)
Investment income
  Interest and dividends                               $        --     $        --     $        --     $        --     $     2,909
  Net increase in fair value of CIGNA stock                     --              --              --              --              --
  Net investment gain (loss) from separate accounts          2,510            (213)            147           2,839              --
                                                       -----------     -----------     -----------     -----------     -----------

      Total investment income                                2,510            (213)            147           2,839           2,909
                                                       -----------     -----------     -----------     -----------     -----------

Contributions
  Employees' contributions                                   1,976             117              89           1,977              --
  Employer's contributions                                     764              43              33             761              --
  Rollover contributions                                       202              35              13             193              --
                                                       -----------     -----------     -----------     -----------     -----------

      Total contributions                                    2,942             195             135           2,931              --
                                                       -----------     -----------     -----------     -----------     -----------

Loan principal repayments                                      367              30              28             335         (18,728)

Loan interest received - allocated                              60               5               3              49          (2,909)

Loans issued                                                  (334)             (7)             (1)           (305)         26,806

Benefits paid                                                 (926)             (6)             (5)           (559)         (2,013)

Transfers to other plans                                      (455)             --              --            (323)         (2,294)

Interfund transfers                                          2,663          13,358           8,928         (10,474)             --
                                                       -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE)                                      6,827          13,362           9,235          (5,507)          3,771

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                       16,140              --              --          14,173          41,450
                                                       -----------     -----------     -----------     -----------     -----------

    End of year                                        $    22,967     $    13,362     $     9,235     $     8,666     $    45,221
                                                       ===========     ===========     ===========     ===========     ===========


           YEAR ENDED DECEMBER 31, 1996                   TOTAL
---------------------------------------------------    -----------
(In thousands)
Investment income
  Interest and dividends                               $    64,426
  Net increase in fair value of CIGNA stock                 27,248
  Net investment gain (loss) from separate accounts         54,882
                                                       -----------

      Total investment income                              146,556
                                                       -----------

Contributions
  Employees' contributions                                  71,741
  Employer's contributions                                  28,882
  Rollover contributions                                     4,461
                                                       -----------

      Total contributions                                  105,084
                                                       -----------

Loan principal repayments                                       --

Loan interest received - allocated                              --

Loans issued                                                    --

Benefits paid                                              (77,382)

Transfers to other plans                                   (40,972)

Interfund transfers                                             --
                                                       -----------

NET INCREASE (DECREASE)                                    133,286

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                    1,312,178
                                                       -----------

    End of year                                        $ 1,445,464
                                                       ===========


                                      - 8 -                     11-K-12

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

An analysis of the changes in net assets available for benefits by investment fund for the year ended December 31, 1995 is presented below.


                                                                  FIDELITY
                                                                  ADVISOR
                                                                  GROWTH
                                                   FIXED       OPPORTUNITIES      CIGNA        STOCK MARKET    INTERNATIONAL
        YEAR ENDED DECEMBER 31, 1995            INCOME FUND        FUND         STOCK FUND      INDEX FUND      EQUITY FUND
--------------------------------------------    -----------     -----------     -----------     -----------     -----------
(In thousands)
Investment income
  Interest and dividends                        $    60,541     $        --     $     2,374     $        --     $        --
  Net increase in fair value of CIGNA stock              --              --          31,253              --              --
  Net investment gain from separate accounts             --          40,224              --          10,758             990
                                                -----------     -----------     -----------     -----------     -----------

      Total investment income                        60,541          40,224          33,627          10,758             990
                                                -----------     -----------     -----------     -----------     -----------

Contributions
  Employees' contributions                           45,947          15,342           5,358           3,037           2,436
  Employer's contributions                           18,879           6,155           2,152           1,206             971
  Rollover contributions                              3,178           1,682             439             484             233
                                                -----------     -----------     -----------     -----------     -----------

      Total contributions                            68,004          23,179           7,949           4,727           3,640
                                                -----------     -----------     -----------     -----------     -----------

Loan principal repayments                            10,686           2,456             963             393             378

Loan interest received - allocated                    1,646             401             159              67              63

Loans issued                                        (19,855)         (2,691)         (1,104)           (401)           (312)

Benefits paid                                       (54,661)         (4,780)         (3,895)         (1,550)           (500)

Interfund transfers                                  17,319          21,075          (7,435)         10,514           2,257
                                                -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE)                              83,680          79,864          30,264          24,508           6,516

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                               818,488         108,529          51,128          24,807          12,631
                                                -----------     -----------     -----------     -----------     -----------

    End of year                                 $   902,168     $   188,393     $    81,392     $    49,315     $    19,147
                                                ===========     ===========     ===========     ===========     ===========


                                                  INVESCO         INVESCO
                                                   TOTAL        INDUSTRIAL       GROWTH &       PARTICIPANT
        YEAR ENDED DECEMBER 31, 1995            RETURN FUND     INCOME FUND     INCOME FUND        LOANS           TOTAL
--------------------------------------------    -----------     -----------     -----------     -----------     -----------
(In thousands)
Investment income
  Interest and dividends                        $        --     $        --     $        --     $     2,401     $    65,316
  Net increase in fair value of CIGNA stock              --              --              --              --          31,253
  Net investment gain from separate accounts          2,469           2,274             716              --          57,431
                                                -----------     -----------     -----------     -----------     -----------

      Total investment income                         2,469           2,274             716           2,401         154,000
                                                -----------     -----------     -----------     -----------     -----------

Contributions
  Employees' contributions                            1,263           1,453              --              --          74,836
  Employer's contributions                              496             569              --              --          30,428
  Rollover contributions                                248             233              --              --           6,497
                                                -----------     -----------     -----------     -----------     -----------

      Total contributions                             2,007           2,255              --              --         111,761
                                                -----------     -----------     -----------     -----------     -----------

Loan principal repayments                               208             203              --         (15,287)             --

Loan interest received - allocated                       34              31              --          (2,401)             --

Loans issued                                           (139)           (135)             (4)         24,641              --

Benefits paid                                          (226)           (330)            (32)         (2,139)        (68,113)

Interfund transfers                                   6,129           3,947         (53,806)             --              --
                                                -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE)                              10,482           8,245         (53,126)          7,215         197,648

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                 5,658           5,928          53,126          34,235       1,114,530
                                                -----------     -----------     -----------     -----------     -----------

    End of year                                 $    16,140     $    14,173     $        --     $    41,450     $ 1,312,178
                                                ===========     ===========     ===========     ===========     ===========


                                      - 9 -                   11-K-13

                        SAVINGS AND INVESTMENT PLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 4 - TAX STATUS

A favorable determination letter was received from the Internal Revenue Service
(IRS) for the Plan and all Plan amendments through December 31, 1994, indicating that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, was tax exempt. The Plan has been amended since receiving the determination letter. However, management believes the Plan has been in compliance with the applicable requirements of the IRC and, therefore, continues to be tax exempt.

NOTE 5 - RELATED PARTY TRANSACTIONS

There are numerous transactions between the Plan and CIGNA and its affiliates which, in the opinion of Plan management, are exempt from detailed reporting under Title I of ERISA. Investments in CGLIC's separate accounts represent investments for which CGLIC has fiduciary responsibility. Investments in the Fixed Income Fund represents participation in the general account assets of CGLIC. CGLIC is the Plan's recordkeeper.


                                     - 10 -                   11-K-14

                             SUPPLEMENTAL SCHEDULES






















                                                                        11-K-15

                        SAVINGS AND INVESTMENT PLUS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996

                             (Dollars in thousands)




                                                                                      Current
Identity of Party                       Description                       Cost         Value
-----------------    -----------------------------------------------    --------    ----------
CGLIC                Fixed Income Fund                                  $891,281    $  891,281

CGLIC                Fidelity Advisor Growth Opportunities Fund          166,065       227,302

CIGNA                CIGNA Stock Fund
                       CIGNA common stock-823,163 shares                  66,776       112,465
                       Short-term investments                                 92            92

CGLIC                Stock Market Index Fund                              63,592        84,101

CGLIC                International Equity Fund                            28,015        30,114

CGLIC                INVESCO Total Return Fund                            19,008        22,967

CGLIC                Founders Growth Fund                                 13,575        13,362

CGLIC                Warburg Pincus Advisor Emerging Growth Fund           9,088         9,235

CGLIC                INVESCO Industrial Income Fund                        7,001         8,666

CGLIC                Participant Loans
                       (5.1% to 12.95%; maturity 1997-2006)                             45,221
                                                                                    ----------

                       Total assets held for investment purposes                     1,444,806

                     Investment income receivable (CIGNA Stock Fund)                       658
                                                                                    ----------

                       Net assets available for benefits                            $1,445,464
                                                                                    ==========



                                      -12-                     11-K-16

                        SAVINGS AND INVESTMENT PLUS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                 (In thousands)


                                                                       Sales
                                                          --------------------------------
Party Involved      Description of Asset     Purchases    Proceeds      Cost      Net Gain
--------------    -----------------------    ---------    --------    --------    --------
CGLIC             Fixed Income Fund          $111,449     $181,243    $181,243    $     --

CGLIC             Fidelity Advisor Growth
                  Opportunities Fund           60,396       55,868      44,303      11,565



                                      -13-                       11-K-17

                        SAVINGS AND INVESTMENT PLUS PLAN

                          SCHEDULE OF LOANS IN DEFAULT

                            AS OF DECEMBER 31, 1996

                                 (In thousands)


            Original        Amounts Received        Unpaid
           Amounts of         During 1996         Balances at    Amounts
Obligor      Loans       Principal    Interest    End of Year    Overdue
-------    ----------    ---------    --------    -----------    -------
Various       $536          $8           $2           $281         $281


                                       - 14 -                     11-K-18

                                    Exhibits

Exhibits are listed in the Index to Exhibits appearing on page E-1.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    SAVINGS AND INVESTMENT PLUS PLAN



Date: June 30, 1997                 By: /s/ Stewart M. Beltz
                                       ---------------------------
                                       Stewart M. Beltz
                                       Plan Administrator


                                       11-K-19

                                Index to Exhibits


                                       Method of
Number           Description           Filing
------           -----------           ------

23.1             Consent of            Filed
                 Independent           herewith
                 Accountants



                                        -E-1-